Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES NAMING AND DELIVERY OF M/T P. TOKYO, THE SECOND VESSEL IN ITS NEWBUILDING PROGRAM

ATHENS, GREECE – September 2, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, is pleased to announce the successful naming and delivery of the M/T P. Tokyo, the second vessel from its current newbuilding program, constructed at Shanghai Waigaoqiao Shipbuilding Co. Ltd. (SWS) in the People’s Republic of China. The M/T P. Tokyo, previously referred to as Hull H1596, is a 114,000 DWT LNG-ready Tier III product/crude oil tanker. The naming ceremony was held at the shipyard, with Ms. Xinghang Zhang serving as the vessel’s godmother. Upholding maritime tradition, she blessed the vessel and wished her crew safe and successful voyages.

This delivery follows the M/T P. Massport and marks another important step in the Company’s fleet expansion and renewal strategy. Two further newbuildings, an additional sister LR2 Aframax and an LR1 chemical/product tanker, are scheduled for delivery in early 2026 and early 2027 respectively.

As previously announced, all three newbuilding LR2 vessels have secured five-year charter contracts with Clearlake Shipping Pte Ltd (the "Charterer"), a subsidiary of the Gunvor Group, one of the world’s largest independent commodities trading houses. Following delivery to the Company, the M/T P. Tokyo was delivered to the Charterer. The vessel has commenced operations under the five-year time charter contract at a gross rate of US$31,000 per day, with options for a sixth and seventh year at a base rate plus profit-sharing.

Commenting on the vessel’s naming and delivery, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are proud to welcome the M/T P. Tokyo into our fleet as the second delivery in our current newbuilding program. This state-of-the-art tanker represents the continued execution of our fleet renewal and growth strategy. We once again extend our appreciation to Shanghai Waigaoqiao Shipbuilding for their excellent workmanship and collaboration. We are equally pleased to further strengthen our partnership with Clearlake Shipping through the commencement of this second long-term charter. As P. Tokyo prepares to embark on her maiden voyage, may she be protected by St. Nicholas, the patron saint of seafarers. May her voyages be safe, her service impactful, and her legacy enduring. We wholeheartedly wish the M/T P. Tokyo and her crew fair winds and calm seas.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products,  general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.